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                              July 10, 2023

       Christian Kopfli, Esq.
       Chief Executive Officer
       Chromocell Therapeutics Corporation
       675 US Highway Route 1 South
       North Brunswick, NJ 08906

                                                        Re: Chromocell
Therapeutics Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 30, 2023
                                                            File No. 333-269188

       Dear Christian Kopfli:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 30,
2023

       Recent Developments, page 1

   1. We note the liquidation preference on your Series B preferred stock. Please include a summary risk factor
disclosure, and a full risk factor, addressing the material risks to your common stockholders
associated with the liquidation preference on the preferred stock, including that the
liquidation preference could have the effect of preventing your common stockholders from
receiving any proceeds in the event your company is liquidated. In addition, please revise
your risk factors and similar statements throughout your filing to acknowledge that your
Series B preferred stock is entitled to an 10% annual dividend.
 Christian Kopfli, Esq.
FirstName
ChromocellLastNameChristian  Kopfli, Esq.
            Therapeutics Corporation
Comapany
July       NameChromocell Therapeutics Corporation
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      David Danovitch, Esq.